UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Oportun Financial Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68376D104

(CUSIP Number)

FINDELL CAPITAL MANAGEMENT LLC

88 PINE STREET, SUITE 2240

New York, New York 10005

ATTN: RYAN VOERG

(646) 907-5217

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,021,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,021,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,021,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINN MANAGEMENT GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,291,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,291,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

FINDELL CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,291,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,291,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

BRIAN A. FINN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,291,600
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,291,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,291,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

SUSAN EHRLICH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

SCOTT PARKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 68376D104

1	NAME OF REPORTING PERSON

DAVID TOMLINSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		133,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

133,000*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

133,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,000 Shares underlying certain call options which are currently exercisable.

8

CUSIP No. 68376D104

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Items 2 (a) through (f) are hereby amended and restated as follows:

(a)       This statement is filed by the following:

(i)	Findell Capital Partners, LP, a Delaware limited partnership (“FCP”), with respect to the Shares directly and beneficially owned by it;
(ii)	Finn Management GP LLC, a Delaware limited liability company (“FMGP”), as the general partner of FCP;
(iii)	Findell Capital Management LLC, a Delaware limited liability company (“FCM”), as the investment manager of FCP;
(iv)	Brian A. Finn, as the member and sole director of FCM and managing member of FMGP;
(v)	Susan Ehrlich, as a nominee for the Board of Directors of the Issuer (the “Board”);
(vi)	Scott Parker, as a nominee for the Board; and
(vii)	David Tomlinson, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of each of FCP, FMGP, FCM and Mr. Finn is 88 Pine Street, Suite 2240, New York, New York 10005. The principal business address of Ms. Ehrlich is 1275 Greenwich Street, Apt. 302, San Francisco, CA 94109. The principal business address of Mr. Parker is 1700 N. University Drive, Plantation, FL 33322. Mr. Tomlinson does not have a principal business address.

(c)       The principal business of FCP is investing in securities. The principal business of FCM is serving as the investment manager to FCP. The principal business of FMGP is serving as the general partner to FCP. The principal occupation of Mr. Finn is serving as member and sole director of FCM. The principal occupation of Ms. Ehrlich is serving as a Partner at Core Innovation Capital. The principal occupation of Mr. Parker is serving as the Chief Financial Officer of NationsBenefits, LLC. Mr. Tomlinson is retired.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

9

CUSIP No. 68376D104

(f)       Messrs. Finn, Parker and Tomlinson and Ms. Ehrlich are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

FCM invested a total of $8,734,433, including brokerage commissions, to purchase 2,291,600 Shares. The source of funds was FCM’s capital available for investment. FCM may effect purchases of Shares through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Mr. Tomlinson invested a total of $464,640, including brokerage commissions, to purchase 132,000 Shares. The aggregate purchase price of call options underling 1,000 Shares held by Mr. Tomlinson was approximately $1,257. Such Shares and call options were purchased with personal funds, which purchases were effected through a margin account maintained with his broker, Charles Schwab, which extends margin credit as and when required to open or carry positions in such account, subject to applicable federal margin regulations, stock exchange rules and Charles Schwab’s credit policies. Since other securities are held in such margin account in addition to the Shares, it may not be possible to determine the amounts, if any, of margin attributable to the Shares. Nevertheless, to the best of Mr. Tomlinson’s knowledge, no Shares he holds were acquired on margin. Mr. Tomlinson is in the process of transferring all Shares that he owns into a non-marginable cash account.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 7, 2024, FCP delivered a letter to the Issuer formally nominating a slate of three highly qualified director candidates, Susan Ehrlich, Scott Parker and David Tomlinson (collectively, the “Nominees”), for election to the Board at the Issuer’s 2024 annual meeting of stockholders (the “Annual Meeting”). The Reporting Persons have engaged, and are continuing to engage, in a constructive and private dialogue with the Board and management in hopes of achieving a cooperative resolution.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through (e) are hereby amended and restated to read as follows:

(a)	As of the date hereof, the Reporting Persons beneficially owned 2,424,600 Shares in the aggregate, representing approximately 7.1% of the outstanding Shares, including (i) 2,021,000 Shares held directly by FCP, representing approximately 5.9% of the outstanding Shares, (ii) 270,600 Shares held in certain separately managed accounts and (iii) 132,000 Shares beneficially owned by Mr. Tomlinson and 1,000 Shares underlying certain call options held by Mr. Tomlinson. The aggregate percentage of Shares reported owned by the Reporting Persons herein is based upon 34,230,172 Shares outstanding, as of November 2, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.
10

CUSIP No. 68376D104

(b)	Each of FCP, FCM, FMGP and Mr. Finn has shared voting power and shared investment power with respect to the Shares beneficially owned by them. Mr. Tomlinson has sole voting power and sole investment power with respect to the Shares beneficially owned by him.
(c)	Since the filing of Amendment No. 1 to the Schedule 13D, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 7, 2024, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, the Reporting Persons agreed to (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) to form a group to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting and to take such other actions as the group deems advisable, (c) that the Nominees would not enter into any transactions in the securities of the Issuer without written notice to FCP’s counsel, and (d) that FCP would bear all pre-approved expenses incurred in connection with the Reporting Persons’ activities. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

FCP has signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the Solicitation and any related transactions. The Indemnification Agreements are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

Each of the Nominees have granted Mr. Finn a power of attorney (the “Powers of Attorney”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. The Powers of Attorney are attached hereto as Exhibit 99.3 and incorporated herein by reference.

Mr. Tomlinson has purchased American-style call options referencing an aggregate of 1,000 Shares, which have an exercise price of $2.50 and which expire on March 15, 2024, as further described on Schedule A hereto.

11

CUSIP No. 68376D104

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, by and among Findell Capital Partners, LP, Findell Capital Management LLC, Finn Management GP LLC, Brian A. Finn, Susan Ehrlich, Scott Parker and David Tomlinson, dated March 7, 2024.
99.2	Indemnification Agreements.
99.3	Powers of Attorney.

12

CUSIP No. 68376D104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2024

Findell Capital Partners, LP

By:	Finn Management GP LLC General Partner

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Finn Management GP LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Managing Member

Findell Capital Management LLC

By:	/s/ Brian A. Finn
	Name:	Brian A. Finn
	Title:	Member

/s/ Brian A. Finn
Brian A. Finn

/s/ Susan Ehrlich
Susan Ehrlich

/s/ Scott Parker
Scott Parker

/s/ David Tomlinson
David Tomlinson

13

CUSIP No. 68376D104

SCHEDULE A

Transactions in Shares of the Issuer since the Filing of Amendment No. 1 to the Schedule 13D
(all purchases and sales effected on the NASDAQ except as indicated below)

Findell Capital Management LLC

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

Purchase of Common Stock	13,000	$3.9100[1]	02/27/2024
Purchase of Common Stock	11,000	$3.7850[2]	02/28/2024
Purchase of Common Stock	12,000	$3.8600[3]	02/29/2024
Purchase of Common Stock	13,000	$3.8525[4]	03/04/2024
Purchase of Common Stock	16,000	$3.7450[5]	03/05/2024
Purchase of Common Stock	13,000	$3.6525[6]	03/06/2024

David Tomlinson

Purchase of March 15, 2024 Call Option ($2.50 Strike Price)	1,000	$1.2570	03/08/2024

1 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.8600 to $3.9600 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.7600 to $3.8100 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.7900 to $3.9300 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.7850 to $3.9200 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.6900 to $3.8000 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

6 The price reported is a weighted average price. These Shares were purchases in multiple transactions ranging from $3.5550 to $3.7500 per Share. The Reporting Persons undertake to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.